The Separation Barrier - Jerusalem Area May, 2005


Kfar Ruth
Saffa
'Ein Arik
Ramallah
Psagot
Burka
Beit Ur At-Tahta
Beituniya
Al-Am'ari RC
Maccabim
Beit Sira
Beit Ur Al-Fauqa
443
Kh. Al-Misbah
Kokhav Ya'aqov
Tel Ziyon
Ma'ale Mikhmas
Bet Horon
Ofer Military Base
Kafr 'Aqab
Mikhmas
Rafat
Qalandiya RC
3
Beit Liqya
At-Tira
Sha'ar Binyamin Industrial Area
Giv'at Ze'ev
45
Qalandiya
Atarot Indus. Area
Jaba
458 Allon Road
Beit Duqqu
Al-Judeira
Ar-Ram
Geva Binyamin (Adam)
Beit 'Anan
Al-Jib
Mevo Horon
Giv'on
Bir Nabala
Beit Ijza
Dahiyat Al-Bareed
Giv'on Hahadasha
Kh. Umm Al-Lahim
Al-Qubeiba
Neve Ya'aqov
Har Shmuel
Qatanna
Biddu
Hizma
Alon
Almon
Kefar Adummim
Beit Hanina Al-Balad
Beit Hanina
Har Adar
Nofe Perat
Pisgat Ze'ev
Beit Surik
Mizpe Yeriho
Beit Iksa
Ramot Allon
Shu'afat
Shu'afat RC
Anata
Ramat Shlomo
Al-Ka'abina
French Hill
Ramat Eshkol
E1
Ma'alot Dafna
Isawiyya
Sheih Jarrah
Hebrew Univ.
Mishor Adummim Industrial Area
Az-Za'ayyem
1
Wadi Al-Joz
As-Sawana
West Jerusalem
Old City
At-Tur
Ma'ale Adummim
Silwan
Al-'Eizariya
Ras Al-'Amud
Abu Tor
Abu Dis
'Arab Al-Jahalin
Kh. Beit Sahur
Qedar
Jerusalem Landfill
East Talpiyyot
Jabal Mukabar
As-Sawahira ash-Sharqiya
Beit-Safafa
Sharafat
Um Lisan
Giv'at HaMatos
Sur Bahir
Ash-Sheikh Sa'd
Al-Walaja
Gillo
Um Tuba
Battir
Har Gillo
Har Homa
Al-'Ubeidiya
Rachel's Tomb
Wadi al-'Arayis
Nu'man
Beit Jala
Ayda RC
Al-'Aza RC
Al-Khas
Al-Haddadiya
Wadi Fukin
Husan
Al-Khadr
Ad-Doha
Bethlehem
Beit Sahur
Juhdum
Dar Salah
Betar Illit
60
Umm Al-Qasseis
Ad-Duheisha RC
Umm At-Tal'a
Umm 'Asla
Bureid'a
Nahal Gevaot
Neve Daniyyel
Khallet Al-Louza
Al-'Asakira
Za'tara
Al-Jab'a
Avenat
Completed Route
Barrier Under Construction
(Based on Ocha, West Bank Closures, April 2005)
Approved Barrier Route
Route Requiring Further Approval
Green Line (1949 Armistice Line)
Jerusalem Municipal Border
Checkpoint
Road
Built-up Area (Settlement)
Area within Municipal Boundary (Settlement)
Regional Council Jurisdictional Area (Settlement)
Area Annexed to Israel
Built-up Area (Palestinian)
Area A
Area B
Area C
Abbreviations:
RC - Refugee Camp
Kh. - Khirbe - Small Village
Scale 1:150,000
0 1 2 3 4 5 10 KM
0 1 2 3 4 5 10 Miles
בְּצֶלֶם
B'TSELEM
بتسيلم
B'TSELEM - The Israeli Information Center for Human Rights in the Occupied Territories
8 Hata'asiya St. (4th Floor) Talpiot, Jerusalem 93420
Tel. 972-2-6735599 Fax. 972-2-6749111
mail@btselem.org http//www.btselem.org

Palestine under the British Mandate, 1923-1948


Beirut
LEBANON
Damascus
SYRIA
(French Mandate)
IRAQ
PASSIA
Golan Heights
Haifa
Tel Aviv Jaffa
Jerusalem
Gaza
Amman
Kerak
Negev Desert
TRANSJORDAN
Ma'an
SAUDI ARABIA
The Palestine Mandate granted to Great Britain at the 1920 San Remo Conference as the region of a Jewish National Home
Approximate area in which the Jews hoped to set up a National Home
Area ceded by Great Britain to the French Mandate of Syria in 1923

Adapted from: Sachar, H.M., *A History of Israel,* New York: Knopf, 1981

Palestinian Academic Society for the Study of International Affairs (PASSIA)

Camp David Proposal


REHAN
Jenin
Tulkarem
Nablus
Qalqilya
ARIEL
Jordan
Palestine
MODI'IN 'ILLIT
BET EL
Ramallah
GIV'AT ZE'EV
Jericho
East Jerusalem
MA'ALE ADUMIM
Israel
Abu Dis
BETAR
Bethlehem
GUSH ETZION
Hebron
Israeli Colony/Projected Expansion
Israeli-Suggested Palestinian State
Palestinian City, Town or Village to be Annexed by Israel
Occupied Palestinian Territory to be Annexed by Israel
Israeli Zone Under Palestinian Sovereignty but Leased to and Controlled by Israel
Green Line (1967 Pre-Occupation Border)
0
10 km
NAD-NSU

> "Palestinians recognized Israel's right to exist in 1988 and re-iterated this recognition on several occasions including Madrid in 1991 and the Oslo Accords in September 1993."

> "The refugees were never seriously discussed at Camp David because Prime Minister Barak declared that Israel bore no responsibility for the refugee problem or its solution"

Projection of Israel's West Bank Partition Plan - 2008


West Bank
Israeli Separation Barrier (Existing, Planned, Under Construction)
Israeli Settlements West of the Separation Barrier (to be annexed)
Palestinian Territory East of the Separation Barrier
Palestinian Main Roads
Israeli Crossing Points
Israeli-controlled Roads (Existing or Projected)
Israeli Settlements to be Evacuated Probable / Status Uncertain
Settlement Areas Status Uncertain
Israeli Military Deployment Zones Extensive / Narrow
Israeli-controlled Military Zone along the Jordan River
West Bank Territorial Division (%)
11.5%
88.5%
Palestinian Territory East of the Separation Barrier
Settlement Areas Status Uncertain: 2.7%
West Bank Territory
West of the Separation Barrier : 8.9%
East of the Jordan Valley Fence : 2.6%
Jalame CP
Jenin
Rehan
Mevo Dotan
Current Jordan Valley Fence
Mehola
Tubas
Tulkarm
Avne Hefez
Efraim CP
Elon Moreh
Kedumim
Qalqilya
Nablus
Hamra
A.Menashe
Yizhar
Itamar
Ariel
Massua
Ma'ale Efrayim
Salfit
Eli
Shilo
Jordan River
Bet Arieh
Nili
Talmon
Bet El
Ofra
Modi'in Illit
Ramallah
Qalandiya CP
G.Binyamin
Jericho
G.Ze'ev
Ma'ale Adumim
Jerusalem
ISRAEL
Betar
Mazmuriya CP
Bethlehem
Tekoa
Efrat
K.Zur
Asfar
Tarqumiya CP
Adora
Hebron
Kiryat Arba
DEAD SEA
Otniel
10 Km
Tene
Map : © Jan de Jong

Israeli-planned Palestinian Road Passages Around Jerusalem


60
80
Bir
Zeit
Silwad
OFRA
BET
EL
TALMON
Ramallah
Deir
Dibwan
Jordan
449
K.YA'ACOV
MA'ALE
MIKHMAS
Jordan River
Alon Road
Allenby
Bridge
G.ZE'EV
Ar
Ram
G.BINYAMIN
90
Biddu
80
Hizma
Jericho
MITZPE
YERIHO
Anata
B2
1
ISRAEL
Jerusalem
MA'ALE
ADUMIM
C
ALMOG
WEST
East
Azarya
B1
A
Wadi Nar Rd.
GILO
Ubaidiya
BEITAR
ILLIT
Bethlehem
Nahhalin
Za'atara
K.ETZION
EFRATA
TEKOA
Tuqu'
Beit
Ummar
356
Beit
Fajjar
60
Halhul
Si'r
Hebron
10 Km
Map : © Jan de Jong
Palestinian Localities / City centers Ramallah and Bethlehem
Israeli Settlements
Planned E-1 Settlement / Existing Construction
Green Line
Separation Barrier Trajectory / Gate
Israeli Settlement Access Road / Projected or Under Construction
Underpass for Palestinian Traffic
Traditional Palestinian Highway # 60
Road Section with Access Restrictions for Palestinians
Palestinian Road Passages around East Jerusalem (B1,B2) and E-1 - Ma'ale Adumim (C)
Palestinian Road Passage Under Construction(Anata) / Additionally planned (South of Ma'ale Adumim)
Additional Israeli-planned Alternative Palestinian North-South Road Sections
Palestinian Road Passages , Bethlehem - Ramallah
Through / Around East Jerusalem and E1-Ma'ale Adumim
Road Passages | Distance between City-Centers | Cumulative Ascents and Descents in Meters
A : 23,6 Km Negligible
B 1 : 38,2 Km a: 500 d: 400
B 2 : 42,2 Km a: 700 d: 600
C : 77,1 Km a: 1700 d: 1600


N
עיר עמים
ir amim
عير عميم
www.ir-amim.org.il
Greater Jerusalem 2008
Legend
Old City
Green Line
Municipal Boundary
Route of the Barrier
Checkpoint/Terminal
Israeli Built-up Area Beyond Green Line
Palestinian Built-up Area
Industrial Park
0
2,000
4,000
8,000
Meters
West Jerusalem
E-1
Old City
Ofra
Beit El
Al Bireh
Ramallah
Psagot
Beituniya
Migron
Kochav Ya'akov
Beit Horon
Kafr 'Aqb
Rafat
Qalandiya Camp
Binyamin I P
Giv'at Ze'ev
Qalandiya
Al Judeira
Jaba
Ar Ram
Al Jib
Bir Nabala
Adam
Givon
Neve Ya'akov
Qatanna
Biddu
Har Shmuel
Hizma
Almon
Alon
Kfar Adumim
Har Adar
Beit Hanina al Balad
Beit Hanina
Beit Surik
Pisgat Ze'ev
Beit Iksa
Ramot
Anata
Shu'afat
Reches Shuafat
Shuafat RC
French Hill
Issawiyya
Mishor Adumim
Sheikh Jarrah
Az Za'ayyem
At-Tur
Ma'ale Adumim
Silwan
Ras al-'Amud
Al 'Eizariya
Abu Tor
Abu Dis
East Talpiyot
Qedar
Jabal Mukaber
Sawahra e Sharqiya
Beit Safafa
Sheikh Sa'ad
Gilo
Sur Bahir
Walajeh
Battir
Har Gilo
Har Homa
Khalet an Na'man
Al 'Ubeidiya
Beit Jala
Husan
Al Khadr
Bethlehem
Beit Sahur
Beitar Illit
Nahhalin
Neve Daniel
Rosh Tzurim
El'azar
Efrata
Alon Shvut
Teqoa
Kfar Etzion
Nokdim
Migdal Oz


MAP 1: 1947 UN PARTITION OF PALESTINE
AUTHOR: MICHAEL YOUNAN
Sur
Metula
Lebanon
Qunaitira
Naharya
Safad
Akka
Haifa
Tiberias
Sea of Galilee
Syria
Nazareth
Afula
Irbid
Mediterranean Sea
Jenin
Netanya
Tulkarm
Tubas
River Jordan
Qalqilya
Nablus
Salfit
Tel Aviv
Jaffa
As-Salt
Az-Zarqa
Arab State
Amman
Ramallah
Jericho
Asdood
Jerusalem
Corpus Separatum
Madaba
'Asqalan
Bethlehem
Hebron
Jabaliya
Gaza
Dead Sea
Deir el Balah
Jordan
Khan Yunis
Rafah
Be'er Sheva
Al Karak
Al 'Arish
Jewish State
Arab State/Palestine
Jewish State/Israel
Corpus Separatum/ Jerusalem
BASED ON MAPS FROM UN 1947 OF RESOLUTION 181
Egypt
Ma'an
Petra
Sinai
Palestinian National Grid 1923
© Map Source: PalMap - GSE
Copyright April 2005
Map source, designer and publisher:
PalMap / Good Shepherd Engineering & Computing
map@palmap.org /www.gsecc.com /www.palmap.org
GSE
PalMap
ICAHD
0 10 20 40 Kilometers
0 10 20 40 Miles
Um Rashrash
Aqaba
Red Sea


MAP 2: ISRAEL AND
THE OCCUPIED PALESTINIAN TERRITORIES
AUTHOR: MICHAEL YOUNAN
Sur
Metula
Lebanon
Qunaitira
Naharya
Safad
Akka
Occupied
Syrian Golan
Heights
Syria
Tiberias
Sea of Galilee
Haifa
Nazareth
Afula
Irbid
Mediterranean Sea
Jenin
Netanya
Tulkarm
Tubas
Nablus
River Jordan
Qalqilya
Salfit
Tel Aviv
Jaffa
As-Salt
Az-Zarqa
Occupied
West Bank
Amman
Ramallah
Jericho
Ashdod
Jerusalem
Madaba
Ashqelon
Israel
Bethlehem
Occupied
Gaza Strip
Hebron
Jabaliya
Gaza
Dead Sea
Deir el Balah
Jordan
Khan Yunis
Be'er Sheva
Rafah
Al Karak
Al 'Arish
Dimona
Occupied Palestinian Teritorries (OPT) West Bank & Gaza
Occupied Syrian Golan Heights
Armistice Line 1949 "The Green Line"
Egypt
Ma'an
Petra
Sinai
Palestinian National Grid 1923
© Map Source: PalMap - GSE
Copyright April 2005
Map source, designer and publisher:
PalMap / Good Shepherd Engineering & Computing
map@palmap.org /www.gsecc.com /www.palmap.org
GSE
PalMap
ICAHD
0 10 20 40 Kilometers
0 10 20 40 Miles
Eilat
Aqaba
Red Sea


MAP 4 : DEFINING THE PALESTINIAN BANTUSTAN
MATRIX ELEMENT 2 - THE CLOSURE & HOUSE DEMOLITIONS
AUTHOR: MICHAEL YOUNAN
Palestinian Built-Up Areas
ABC Zones
Area A (Full Palestinian Control)
Area B (Joint Is/Pal Control)
Nature Reserves (Israeli Control)
Area C (Full Israeli Control)
Israeli Settlements & Military Bases
Armistice Line 1949
Closures: Checkpoints & Blockades
Mediterranean Sea
Israel
West Bank
Jordan Valley
River Jordan
Dead Sea
Kafr Qari'a
Rummana
Hinnanit
Jenin
Beit She'an
Hermesh
Baqa
el Gharbiya
Tulkarm
Tubas
Taibe
Shavei Shomron
Kedumim
Elon Moreh
Nablus
Qalqiliya
Herzliya
Hod Hasharon
Alfei Menashe
Itamar
Elkana
Tel Aviv
Rosh ha-Ayin
Ariel
Ma'ale Efrayim
Damya Bridge
Jaffa
Salfit
Eli
Halmish
Lod
Ramla
Ofra
Modi'in Bloc
Beit El
Ramallah
Modi'in
Giv'at Ze'ev
Jericho
Allenby Bridge
Ashdod
East Jerusalem
West Jerusalem
Ma'ale Adummim
Beit Shemesh
"SAFE PASSAGE" FROM WEST BANK TO GAZA (CLOSED FOR PALESTINIANS SINCE OCT. 2000)
Bethlehem
Zaatara
Efrata
Gush Etzion
Tekoa
Kiryat Gat
Karmei Tzur
Targumiya
Hebron
Kiryat Arba
Bani Na'im
Yatta
Adh Dhahiriya
Ein Gedi
Palestinian National Grid 1923
0 5 10 20 Kilometers
0 5 10 20 Miles
© Map Source: PalMap - GSE
Copyright April 2005
Map source, designer and publisher:
PalMap / Good Shepherd Engineering & Computing
map@palmap.org /www.gsecc.com /www.palmap.org
ICAHD


MAP 5 : DEFINING THE PALESTINIAN BANTUSTAN
MATRIX ELEMENT 3 - ISRAEL'S SETTLEMENT BLOCS
AUTHOR: MICHAEL YOUNAN
Palestinian Built-Up Areas
ABC Zones
Area A (Full Palestinian Control)
Area B (Joint Is/Pal Control)
Nature Reserves (Israeli Control)
Area C (Full Israeli Control)
Israeli Settlements & Military Bases
Settlement Master Plans
Approximated Settlement Blocs
Armistice Line 1949
Umm el-Fahem
Kafr Qari'a
Rummana
Hinnanit
Beit She'an
Jenin
Hermesh
Baqa el Gharbiya
Tulkarm
Tubas
Taibe
Shavei Shomron
Kedumim
Elon Moreh
Nablus
Qalqiliya
Herzliya
Hod Hasharon
Alfei Menashe
Itamar
Jordan Valley
River Jordan
Tel Aviv
Rosh ha-Ayin
Elkana
Ariel
Ma'ale Efrayim
Damya Bridge
Jaffa
Salfit
Eli
Mediterranean Sea
Israel
Halmish
West Bank
Lod
Ramla
Ofra
Modi'in Bloc
Beit El
Ramallah
Approximated Settlement Blocs Israel seeks to retain Analysis by Jeff Halper 2001
Modi'in
Giv'at Ze'ev
Jericho
Allenby Bridge
Ashdod
East Jerusalem
West Jerusalem
Ma'ale Adummim
Beit Shemesh
"SAFE PASSAGE" FROM WEST BANK TO GAZA (CLOSED FOR PALESTINIANS SINCE OCT. 2000)
Bethlehem
Zaatara
Efrata
Gush Etzion
Tekoa
Kiryat Gat
Karmei Tzur
Dead Sea
Tarqumiya
Hebron
Kiryat Arba
Bani Na'im
Palestinian National Grid 1923
Yatta
Ein Gedi
Adh Dhahiriya
© Map Source: PalMap - GSE
Copyright April 2005
Map source, designer and publisher:
PalMap / Good Shepherd Engineering & Computing
map@palmap.org /www.gsecc.com /www.palmap.org
0 5 10 20 Kilometers
0 5 10 20 Miles


MAP 10: THE STATE OF ISRAEL AND
THE EMERGING PALESTINE BANTUSTAN
AUTHORS:
MICHAEL YOUNAN & JEFF HALPER
Lebanon
Syria
Golan
Heights
Sea of
Galilee
Mediterranean Sea
River Jordan
West Bank
Israel
Gaza Strip
Dead Sea
Jordan
Egypt
Sinai
PREDICTED PALESTINIAN BANTUSTAN
INSIDE SEPARATION BARRIER
"STATE OF PALESTINE "
STATE OF ISRAEL
Palestinian National Grid 1923
0 10 20 40 Kilometers
0 10 20 40 Miles
© Map Source: PalMap - GSE
Copyright April 2005
Map source, designer and publisher:
PalMap / Good Shepherd Engineering & Computing
map@palmap.org /www.gsecc.com /www.palmap.org
GSE
PalMap
ICAHD

Areas and Statistics

Total Israel / Palestine (IsPal)	26,323	100.0% of IsPal
West Bank (WB)	5,620	21.3% of IsPal
East Jerusalem	70	0.3% of IsPal
Dead Sea	190	0.7% of IsPal
Total WB	**5,880**	**22.3% of IsPal**
Gaza (G)	365	1.4% of IsPal
Occupied Pal. Territories (OPT)	**6,245**	**23.7% of IsPal**
Projected Palestinian Bloc Teritorries Confined within Separation Barrier Bantustan ("State of Palestine")		
North Bloc/Nablus	1,380	23.5% of WB
Center Bloc/ Ramallah	545	9.1% of WB
South Bloc/ Bethlehem	979	16.8% of WB
Total	**2,904**	**49.4% of WB**
Palestinian Enclaves Outside Wall Blocs	96	1.3% of WB
Israeli Settlements Enclaves Within Walls	-38	0.7% of WB
Palestinian Gaza after Disengagement	365	100% of G
Total Bantustan	**3,365**	**12.8 % of IsPal**

1 Sq. Km = 0.39 Sq. Mile
All Areas in Square Kilometers
Areas of enclaves are predicted

MAP 11: THREE ALTERNATIVES OF THE PALESTINE BANTUSTAN

AUTHOR: MICHAEL YOUNAN


THE 49% AREA
West Bank
Israel
River Jordan
Dead Sea
0 5 10 20 Kilometers
0 5 10 20 Miles
THE 58% AREA
West Bank
Israel
River Jordan
Dead Sea
Predicted Palestinian Bantustan Inside Separation Barrier "State of Palestine"
Area C Under Israeli Control
THE 85% AREA
West Bank
Israel
River Jordan
Dead Sea
Palestinian National Grid 1923
© Map Source: PalMap - GSE
Copyright April 2005
Map source, designer and publisher:
PalMap / Good Shepherd Engineering & Computing
map@palmap.org /www.gsecc.com /www.palmap.org
ICAHD

MAP 12: THE FLUID BORDERS

PREPARED AND DESIGNED BY MICHAEL YOUNAN


1947 UN PARTITION
OF PALESTINE
Lebanon
Syria
Mediterranean Sea
Sea of Galilee
River Jordan
Arab State
Corpus Separatum/
Jerusalem
Dead Sea
Jewish State
Jordan
Egypt
Sinai
Arab State/Palestine
Jewish State/Israel
Corpus Separatum/
Jerusalem
0 10 20 40 Kilometers
0 10 20 40 Miles
Red Sea
BASED ON MAPS FROM UN 1947
OF RESOLUTION 181


ISRAEL AND THE OCCUPIED
PALESTINIAN TERRITORIES
Lebanon
Syria
Occupied
Golan
Heights
Mediterranean Sea
Sea of Galilee
River Jordan
Occupied
West Bank
Israel
Occupied
Gaza Strip
Dead Sea
Jordan
Egypt
Sinai
Occupied Palestinian Teritorries
(OPT) West Bank & Gaza
Occupied Syrian
Golan Heights
Armistice Line 1949
"The Green Line"
Red Sea


THE STATE OF ISRAEL AND
THE PALESTINE BANTUSTAN
Lebanon
Syria
Golan
Heights
Mediterranean Sea
Sea of Galilee
River Jordan
West Bank
Israel
Gaza
Strip
Dead Sea
Jordan
Egypt
Sinai
PREDICTED PALESTINIAN BANTUSTAN
INSIDE SEPARATION BARRIER
"STATE OF PALESTINE "
STATE OF ISRAEL
Palestinian National Grid 1923
© Map Source: PalMap - GSE
Copyright April 2005
Map source, designer and publisher:
PalMap / Good Shepherd Engineering & Computing
map@palmap.org /www.gsecc.com /www.palmap.org
GSE
PalMap
ICAHD


United Nations Office for the Coordination of Humanitarian Affairs
West Bank: Access and Closure
April 2008
Physical Closures
Jerusalem Checkpoint
Checkpoint
Green Line Checkpoint
Partial Checkpoint
Road Gate
Observation Tower
Earthmound
Roadblock
Tunnel
Planned Tunnel
Earth Wall
Road Barrier
Trench
West Bank Barrier
Constructed
Under Construction
Planned Route
Agricultural Gate
Military Gate
Access
Closed and Restricted Areas
Israeli military base
Israeli closed military area
Existing and projected 'closed areas' behind the Barrier
Israeli Settlements
Outpost
Land cultivated by settlers
Settlement municipal area
Settlement built-up and outer limit
Palestinian Areas
Built-up
< 500 Residents
500 - 20,000
> 20,000
Roads
Prohibited or Restricted Palestinian vehicle use
Main road
Other road
Oslo Interim Agreement (1994-1999)
Area A
Area B
Special Case (H2)
Intended Nature Reserve
Area C
Fragmentation of the West Bank
Regional Context
The West Bank Barrier
A complex series of concrete walls, electronic fences, observation towers, trenches, patrol roads and razor wire, used to control Palestinian pedestrian and vehicular movement.
Concrete Barrier
Electronic Fence Barrier
BARRIER GATE - Allows restricted movement through the West Bank Barrier to Palestinian lands and to Israel. Permits are required for Palestinians to pass through a gate.
Closure
A policy of physical barriers, permit requirements and other administrative restrictions used to control Palestinian pedestrian and vehicular movement.
CHECKPOINT - A barrier staffed by IDF and/or Border Police with observation towers and/or other physical structures used to control pedestrian and vehicular access.
PARTIAL CHECKPOINT - An established checkpoint operating periodically.
OBSERVATION TOWER - An elevated military tower to monitor/control Palestinian pedestrian and vehicular access.
EARTH MOUND - A mound of rubble, dirt and/or rocks used to obstruct vehicle access.
TUNNEL - An underpass beneath roads that are primarily for settler use.
ROADBLOCK - A series of 1 metre concrete blocks used to obstruct vehicle access.
TRENCH - A ditch used to prevent vehicle crossing.
ROAD GATE - A metal gate, often manned by IDF, used to control movement along roads.
ROAD BARRIER: Continuous fencing which prevents Palestinian vehicular, agricultural and pedestrian access to roads used by Israeli settlers.
The Permit System
Palestinians are required by the IDF to obtain various permits to facilitate movement through checkpoints to reach East Jerusalem and other West Bank areas including those located between the Barrier and the Green Line. Permits vary depending on location, person and purpose.
West Bank
Jenin
Tubas
Tulkarm
Nablus
Qalqiliya
Salfit
Ramallah
Jericho
West Jerusalem
East Jerusalem
Bethlehem
Hebron
Tel Aviv - Yafo
ISRAEL
JORDAN
Mediterranean Sea
Dead Sea
Jordan River
No Man's Land
1949 Armistice "Green Line"

West Bank Barrier

Status (Apr. 2008)	Length [km]
Constructed	409
Projected	248
Under Construction	66
Total	**723**

Constructed 56.56% · Under Construction 9.15% · Planned 34.29% · 723 km

Closure Summary by Governorate

Governorate	Green Line Check-point[1]	Check-point	Partial check-point	Road gate	Road-block	Earth-mound	Earth-wall Count	Earth-wall Length [m]	Trench Count	Trench Length [m]	Road barrier Count	Road barrier Length [m]	Total
Bethlehem	(1)	8	3	5	2	11	1	1,031	-		3	1,409	33
Hebron	(2)	12	6	29	29	127	15	6,566	-		9	2,568	227[2]
Jenin	(2)	2	-	4	-	6	-		4	2,593	-		16
Jericho		3	2	1	-	3	-		2	19,855	-		11
Jerusalem		17	-	4	3	3	-		-		9	15,292	36
Nablus		9	3	11	6	34	12	3,445	7	5,023	22	10,433	104
Qalqilya	(1)	5	1	2	4	6	1	165	-		4	5,092	23
Ramallah		6	2	16	20	24	1	406	-		12	11,468	81
Salfit		3	-	8	7	7	-		-		11	6,562	36
Tubas	(1)	1	-	2	-	2	1	1,559	4	6,007	1	69,769	11
Tulkarm	(1)	5	-	2	1	15	2	3,065	-		4	2,108	29
Total	**(8)**	**71**	**17**	**84**	**72**	**238**	**33**	**16,237**	**17**	**33,478**	**75**	**124,701**	**607**[1,2]

[1] Checkpoints on the Green Line are not included in the total closure count.
[2] This number does not include 89 additional checkpoints and other obstacles located in the Old City of Hebron (H2) April 2007.

OCHA

This update includes data up to April 2008. Access and closure data is collected by OCHA field staff and is subject to change. Access mapping is a work in progress. Maps will be updated regularly.
Cartography: OCHA Information Management Unit
Map Produced: April 2008
Base data and statistics: OCHA, JRC, PA-MOPIC
For comments contact <ochaopt@un.org> or tel +972 (0)2 582-9962 - www.ochaopt.org

MAP IS PROVIDED FREE OF CHARGE NOT FOR SALE

1


Jewish settlements
Principal administrative boundaries of the Turkish (Ottoman) Empire, as re-organized in 1888
Administrative sub-divisions, 1888
Beirut
Damascus
BEIRUT
SANJAK OF DAMASCUS
Tyre
Quneitra
OF
Acre
Sea of Galilee
Haifa
SANJAK OF ACRE
Kinneret
Yavniel
Nazareth
Merhaviya
Hadera
Jenin
Jordan
SANJAK OF AJLUN
VILAYET OF DAMASCUS
Mediterranean Sea
VILAYET
SANJAK OF NABLUS
Jaffa
Petah Tikva
River
Amman
Ness Ziona
Rehovot
Jerusalem
MUTASARRIFLIK OF JERUSALEM
Gaza
Hebron
Dead Sea
Beersheba

Israeli Wall & Settlements Around Occupied East Jerusalem - August 2008


Deir 'Ibzi
Ain Arik
Ramallah
Al Bireh
PSAGOT
Burqa
Deir Dibwan
Beit Ur Foqa
Beituniya
Al Amari RC
MIGRON
BET HORON
OFER
Rafat
Tira
KOCHAV YA'ACOV
Kafr Aqab
MA'ALE MIKHMAS
Mikhmas
GIV'AT ZE'EV
Qalandia
Ql R.C.
RAMA
SHA'AR BINYAMIN
GIV'ON HDSHA.
ATAROT
Judeira
Jaba
Beit Duqqu
Beit Inan
Beit Ijza
Al Jib
Bir Nabala
Ram
GEVA BINYAMIN
Abu Lahm
Qubeiba
Jib West
N.YA'ACOV
Biddu
Nabi Samwil
Beit Hanina
Qatanna
Hizma
ALON
HARADAR
BH Balad
ALMON
KFAR ADUMIM
Beit Surik
Beit Iksa
RAMOT
P.ZE'EV
Shu'afat
ANATA
R.SHLOMO
R.C.
Anata
R.ESHKOL
FR.HILL
E 1 Plan
MISHOR ADUMIM
Isawiya
Al Quds
Za'im
OLD CITY
Tur
West
East
Jerusalem
Azariya
MA'ALE ADUMIM
Ras Amud
Abu Dis
QEDAR
J.Mukabir
Ar Jahalin
Sawahra West
Sawahra East
NOF ZION
Beit Safafa
EAST TALPIOT
Sharafat
GILO
G.HAMATOS
Um Leisin
Sh. Sa'ad
Walaja
HAR GILO
HAR HOMA
Sur Baher
Wadi Hummus
Battir
GIVAT ALONA
Ubaydiya
Ar Numan
Al Khas
Husan
Beit Jala
Bethlehem
Kh.Juhzum
Wadi Fukin
Khadr
Beit Sahur
Um Qassis
Dheisha RC
Al Hindaza
BETAR
Nahhalin
NEVE DANIYEL
Um Rukba
Irtas
Ras al Wad
Shawawra
GEVA'OT
Rafidia
EFRATA
Beit Ta'amir
Za'atara
ROSH TZURIM
ELAZAR
W.Rahhal
Bad Faluh
BAT AYIN
Kht. Sakarya
ALLON SHVUT
Abu Nujeim
Harmala
W. an Nis
KFAR ELDAD
Jurat ash Shama
KFAR ETZION
TEKOA
MIGDAL OZ
Tuqu'
NOKDIM
Safa
Um Salamuna
Beit Ummar
Beit Fajjar
10 km
Copyright © 2008, NAD-NSU
1967 Boundary (“Green Line”)
Palestinian city, town, village or neighborhood
Projected area of future Palestinian control
Israeli settlement built-up area
Israeli settlement area under construction
Planned settlement expansion area
Area of Israeli control
Proposed new settlement area
Israeli military base
The Wall
- constructed or under construction
- approved or planned
Israeli settler / bypass road
- existing
- planned or under construction
Israeli-controlled tunnel or underpass for Palestinians
Local Palestinian road
Israeli-proposed “alternative” Palestinian road link
Israeli checkpoint

Projection of Israel's West Bank Partition Plan - 2008


West Bank
Israeli Separation Barrier (Existing, Planned, Under Construction)
Israeli Settlements West of the Separation Barrier (to be annexed)
Palestinian Territory East of the Separation Barrier
Palestinian Main Roads
Israeli Crossing Points
Israeli-controlled Roads (Existing or Projected)
Israeli Settlements to be Evacuated Probable / Status Uncertain
Settlement Areas Status Uncertain
Israeli Military Deployment Zones Extensive / Narrow
Israeli-controlled Military Zone along the Jordan River
West Bank Territorial Division (%)
11.5%
88.5%
Palestinian Territory East of the Separation Barrier
Settlement Areas Status Uncertain: 2.7%
West Bank Territory
West of the Separation Barrier : 8.9%
East of the Jordan Valley Fence : 2.6%
Jalame CP
Jenin
Rehan
Mevo Dotan
Current Jordan Valley Fence
Mehola
Tubas
Tulkarm
Avne Hefez
Efraim CP
Elon Moreh
Kedumim
Qalqilya
Nablus
Hamra
A.Menashe
Yizhar
Itamar
Massua
Ariel
Ma'ale Efrayim
Salfit
Eli
Shilo
Bet Arieh
Jordan River
Nili
Talmon
Bet El
Ofra
Modi'in Illit
Ramallah
Jericho
Qalandiya CP
G.Ze'ev
G.Binyamin
Ma'ale Adumim
Jerusalem
ISRAEL
Mazmuriya CP
Betar
Bethlehem
Tekoa
Efrat
K.Zur
Asfar
Tarqumiya CP
DEAD SEA
Adora
Kiryat Arba
Hebron
Otniel
10 Km
Tene
Map : © Jan de Jong